Pacific Life Insurance Company

700 Newport Center Drive

Newport Beach, California 92660

October 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Attn: Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re:	Pacific Life Insurance Company
Limited Premium Registered Index-Linked Annuity Contract
Initial Registration Statement on Form S-1 (File No. 333-275141)

Pursuant to Rule 473 of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated onto the cover page of the Initial Registration Statement on Form S-1 (File no. 333-275141) filed by Pacific Life Insurance Company (the “Registrant”) with the Securities and Exchange Commission on October 23, 2023 (the “Registration Statement”):

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.”

If you have any questions or comments in connection with this filing, please feel free to contact the undersigned at (949) 219-3268, or by email at Alison.Ryan@PacificLife.com.

Respectfully yours,

/s/ Alison Ryan

Alison Ryan
AVP & Managing Assistant General Counsel II
Pacific Life Insurance Company